

Mail Stop 3561

September 21, 2017

Sharon John
President and Chief Executive Officer
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, MO 63114

> **Re:** **Build-A-Bear Workshop, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2017**
> **File No. 001-32320**

Dear Ms. John:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended December 31, 2016 Compared to Fiscal Year Ended January 2, 2016, page 23

1. We note your disclosure on page 30 under the heading "Revenue Recognition" that in 2016 your estimate of gift card breakage resulted in a $4.5 million increase in net retail sales. We further note this is consistent with the table on page 23 quantifying significant factors that contributed to the change in net retail sales. Please explain to us in greater detail the reasons that breakage revenue increased in fiscal 2016. Please also disclose, in future filings, the reasons for this change. Since breakage has no associated incremental cost, we note that changes in breakage are pure profit that fall directly to your

profitability subtotal income before income taxes, and such changes should be explained to your investors if they have a significant impact on your profitability.

Non-GAAP Financial Measures, page 25

2. We note your presentation of store contribution, which is described as income before income tax expense, interest, general and administrative expense, excluding income from franchise and commercial activities and contribution from your e-commerce sites, locations not open for the full fiscal year and adjustments to deferred revenue related to your loyalty program and gift card breakage. Some of the excluded expenses appear to be normal, recurring cash operating expenses of your business. Please balance the exclusion of these operating expenses by disclosing the limitations of a store-level performance measure; namely, that the excluded expenses are recurring in nature and necessary to support the operation and development of your stores. Refer to Question 100.01 of our Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

Seasonality and Quarterly Results, page 27

3. Please tell us how your presentation of retail gross margin complies with the requirement of Item 302(A)(1) of Regulation S-K to disclose consolidated gross profit. As part of your response, please tell us whether your total revenue less cost of merchandise sold – retail and cost of merchandise sold – commercial would result in a GAAP gross profit measure.

Definitive Proxy Statement on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

2016 Long-Term Incentive Program, page 23

4. Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, in future filings please disclose the total revenue targets required for the performance-based restricted stock to vest under the 2016 Long-Term Incentive Program, and the three-year pretax income growth goals required for the performance-based restricted stock awards to be earned under the 2017 Long-Term Incentive Program, or tell us why you do not believe this disclosure is necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at (202) 551-3621, Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or me with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products